July 22, 2013

VIA EMAIL

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             MGP Ingredients, Inc.

Definitive Revised Proxy Statement on Schedule 14A

Filed July 16, 2013

File No. 000-17196

Additional Definitive Soliciting Materials

Filed July 12, 2013

File No. 000-17196

Dear Mr. Duchovny:

MGP Ingredients, Inc. (the “Company”) filed a definitive proxy statement for the 2013 Annual Meeting of Stockholders on April 11, 2013 (the “Proxy Statement”) and a supplement to the Proxy Statement on July 12, 2013, which was re-filed as a definitive revised proxy statement on July 16, 2013.  Set forth below are the responses of the Company (collectively the “Response”) to the comment letter of the Staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission received on July 16, 2013 regarding the definitive revised proxy statement filed on July 16, 2013.

The Company, concurrent with the filing of this Response, will file a revised proxy statement on July 22, 2013, as indicated below.

In order to facilitate the Staff’s review of the Response, we have numbered and reproduced below in italics the full text of the Staff’s comments, each of which is followed by the Company’s responses.

Cover Letter

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for your disclosure that the Cray Group’s proposals “will disrupt these critical efforts by allowing the preferred stockholders to gain even greater control of the company.”

RESPONSE:  The sentence containing the above referenced language indicates that this is a belief.  The basis for the Company’s belief is hereby supplementally provided to the Staff as follows:

The Cray Group’s proposals 5, 6 and 7, when taken together provide the Cray Group a unique mechanism to exert additional control over MGP’s Board of Directors.  When coupled with their stated intention to remove directors who oppose their goal, and steps taken to reform the instrument through which the Cray Group controls the preferred stock, we believe our statements concerning the Cray Group’s intent to seek control are reasonable.

Background.  The Company’s capital stock is split into two classes, the common stock (which is publicly held) and the preferred stock (which is privately held).  There are 437 shares of preferred stock outstanding.  The Cray Group controls 92.4% of the Company’s preferred stock, comprised of (i) 71 shares held directly by Ladd Seaberg and (ii) 333 shares for which legal title is held by the MGP Ingredients, Inc. Voting Trust (“Voting Trust”).  Thus, the Voting Trust holds 76.2% of the Company’s outstanding preferred stock.  The beneficial interest in the Voting Trust is held by the Cray Family Trust.  The beneficiaries of the Cray Family Trust are the YMCA of Greater Kansas City (vested), the First Presbyterian Church of Atchison, Kansas (unvested), and the heirs of Richard B. Cray (unvested).

The Company’s preferred stock has limited economic rights, but is vested with unusual voting rights, having the sole right to authorize the Company to: (i) merge or consolidate with another corporation; (ii) sell, lease or exchange all or substantially all of its property and assets; (iii) voluntarily dissolve; or (iv) amend the Articles of Incorporation.  The holders of preferred stock, voting separately, have the right to elect Group B directors, who constitute 5 out of 9 directors on the Company’s Board.  Therefore, whoever controls the Voting Trust controls important aspects of the Company’s governance and the opportunity its shareholders have to realize full value of their investment.

The co-trustees of the Voting Trust are currently involved in litigation initiated by the Company to establish the parties’ legal rights and obligations in the context of proxies for the Annual Meeting, as well as seeking the court’s declarative judgment concerning the legal status of the Voting Trust.  At the time the litigation was initiated, the trustees of the Voting Trust were Richard B. Cray, Karen Seaberg, and Laidacker M. Seaberg.  The Company, and now a co-trustee of the Cray Family Trust, have challenged the competency of Richard B. Cray and Laidacker M. Seaberg to properly serve as trustees of the Voting Trust, as both Mr. Cray and Mr. Seaberg suffer from chronic debilitating illnesses and have executed powers of attorney so that others may manage their personal affairs.

The competency issue is exacerbated by the fact that the Voting Trust has a heightened standard of competency.  In addition to the typical fiduciary duties imposed on trustees by the Kansas Uniform Trust Code and the common law, the Voting Trust imposes on the co-trustees certain additional fiduciary duties.  First, the Voting Trust itself requires the co-trustees of the Voting Trust to be knowledgeable of the complex finances associated with a multi-million dollar publicly traded company insofar as a co-trustee shall be deemed to have resigned if two medical doctors certify that the co-trustee “has become unable to act rationally and prudently in making decisions normally required of controlling shareholders of business entities comparable to the Company.” (First Amendment of the Voting Trust Agreement, Section 4.2(b)).  Second, the Voting Trust requires to co-trustees of the Voting Trust to exercise their reasonable judgment in the interest of the Company to assure proper, stable, and continuous management of the affairs of the Company.” (First Amendment of the Voting Trust Agreement, Section 3.6 ).

In addition, for the trustee slot filled by Karen Seaberg, she was required to have record ownership of at least 10,000 shares of Company common stock, which Company records indicate she did not, either at the time of her appointment as trustee or as of the date the challenge was made.  Therefore, the Company believes, Ms. Seaberg was not qualified to serve as trustee under the terms of the Voting Trust.

In recent months, the health of Richard B. Cray and Mr. Seaberg had deteriorated significantly, and neither had been seen or heard from by the Board or Company management.  In that time, Karen Seaberg asserted a dominant role on behalf of the preferred stock, and especially at the May 22, 2013 meeting of the Board of Directors of the Company (i.e., the day before the Annual Meeting of Shareholders),  where Karen Seaberg unilaterally asserted on multiple occasions that “she” would vote the shares held by the Voting Trust, and that “she” would vote against any director not in favor of her agenda.  For the proxies submitted (and then revoked) on behalf of the Voting Trust, only Karen and Mr. Seaberg (and not Richard B. Cray, as he typically did) signed as trustees, and Mr. Seaberg’s signature was markedly deteriorated from prior years.  The Board of Directors became increasingly concerned that the Voting Trust was not validly acting according to its terms, and then further investigation with legal counsel cast credible doubt as to whether the Voting Trust was itself validly constituted per se, as it violated several aspects of the primary Cray Family Trust.  As a majority of the preferred stock essentially have power to control the nomination of 5 of 9 directors, and sale of the Company, the Company was compelled to raise these questions regarding whether the preferred stock held by the Voting Trust was being validly voted and controlled.

Subsequently, through a “Second Amendment” to the Voting Trust (filed as Exhibit 99.8 to the Schedule 13D/A filed by the Cray Group on July 5, 2013) the Cray Group initiated several actions attempting to remediate the problems in the Voting Trust while seemingly both acknowledging the competency issues and disregarding them at the same time.  The trustees, all of whom the Company believes are not entitled to serve as trustees, took actions to amend the successor trustee qualification requirements of the Voting Trust to delete the requirement that a trustee be a major officer of the Company and to substitute in its place a requirement that a trustee by a Cray family member.  Other new provisions were purportedly added as well.  As a result, and despite the very real competency and qualification issues, Laidacker Seaberg purportedly resigned and his father-in-law, Cloud L. Cray, Jr., became trustee in his place, and Richard Cray purportedly resigned and Thomas Cray, his son, became trustee in his place.  Karen Seaberg’s issue of not having record ownership of sufficient shares was purportedly addressed by only requiring beneficial ownership of shares.  The Company, and a co-trustee of the Cray Family Trust, has challenged the validity of these actions.

As mentioned above, the Company’s Board of Directors is divided into two groups, with the holders of the Company’s common stock being entitled to vote for the persons nominated for the Group A positions and the holders of preferred stock entitled to vote for the persons nominated for the Group B positions.  Group B (preferred-nominated)directors comprise 5 out of 9 directors on the Board.  The Cray Group thus already has right to elect the majority of the directors on the Board.  However, three Group B directors previously elected by the preferred stock (and by implication the Cray Group) oppose the Cray Group (namely, Michael Braude, Tim Newkirk and John Byom).  Because the Board is staggered, it would take the Cray Group at least three annual meetings of stockholders to elect new candidates for Group B positions currently in opposition to the Cray Group, and so to reassert control of the Board.

The Proposals as a Mechanism to Achieve Control.  If the Board is de-staggered (per Cray Group proposal 5), under Kansas law, any director may be removed with or without cause before the end of the director’s term.  If the Company’s Bylaws are amended to permit a stockholder holding 10% or more of common or preferred stock to call a special meeting of stockholders (per Cray Group proposal 6), the Voting Trust (and by implication the Cray Group) will be the only current stockholders who alone could use this amendment to call a special meeting.  The Cray Group, by virtue of their control over the Voting Trust, are the only persons currently owning 10% or more of the Company’s common stock and preferred stock.  If the Bylaws are amended to exclusively fill vacancies on the Board by stockholders (per Cray Group proposal 7), any director can be removed and replaced by stockholder vote at the same special meeting.

Thus, if the Cray Group proposals 5, 6, and 7 are adopted, the Cray Group will be able to remove and replace, at a special meeting, any group B director and re-assert majority control of the Board after just one special meeting.

The Cray Group (again, by virtue of their control over the Voting Trust), already control matters involving a merger of the Company or a sale of all or substantially all assets.  If the Cray Group’s proposals 5, 6 and 7 succeed and the Cray Group gains control of the Board, they will also control the decision as to the sale of any assets, which is a power they do not enjoy.

The Cray Group’s Stated Intentions.  In Item 4 of Schedule 13D filed by the Cray Group on May 24, 2013 the Cray Group indicated they would remove Mr. Tim Newkirk as the Chief Executive Officer of the Company, seek resignation of Mr. Newkirk as a director, and seek the removal of any other directors from the Board of Directors who are not supportive of the Cray Group’s goals.  Mr. Newkirk is crucial to the Company’s strategic efforts to move to higher margin premium distilled spirits and specialty food ingredients because of his position as Chief Executive Officer.  The Chairman of the Board and all other directors, excluding Karen Seaberg and Cloud L. Cray, Jr., oppose the dissidents’ solicitation.  Losing these directors would be detrimental to the Company’s strategic efforts.

The Voting Trust Advisory Committee as a Parallel Means of Corporate Control.  As referenced above as the “Second Amendment”, on June 27, 2013, Karen Seaberg, Laidacker Seaberg, and Richard Cray amended the Voting Trust and added a new Section 3.10 to create an Advisory Committee to the Voting Trust (which is controlled by the Cray Group and that in turn controls the outcome of any vote of MGP’s preferred stock, and would ordinarily control a majority of MGP’s director seats).  See Exhibit 99.8 to Schedule 13D/A filed on July 5, 2013.  The new Section 3.10 requires the trustees of the Voting Trust to appoint an Advisory Committee to provide advice and information to the trustees concerning various matters relevant to the Company, the Company’s competitors and the Company’s industries.  The new section further provides that the Advisory Committee shall be composed of two or more current or former members of management and one or more current or former directors.

MGP believes the Voting Trust’s Advisory Committee may be used in the future as a means to establish a governance structure in parallel to MGP’s Board of Directors, which will consider corporate decisions as to the Company outside of the context of normal fiduciary duties for public companies and that such participating officers and directors may report such corporate decisions back to MGP’s management and Board for execution.  We view this Advisory Committee as one of the mechanisms by which the Cray Group can exert control over the Company.  We did not detail this control mechanism in the revised definitive proxy statement filed by MGP primarily because of our belief that the complexity of such an argument may confuse stockholders from our main point that the Cray Group would control the Company by controlling the Board and appointing a new CEO.

Voting Matters, page 2

2. Please revise the first sentence under the caption “Contested Solicitation and Voting

Matters” to clarify that if a security holder does not return a new proxy card but instead relies on the card submitted prior to the meeting’s adjournment, then that security holder will be disenfranchised as to the Cray Group proposals.

RESPONSE:  We will replace the first sentence of the Contested Solicitation and Voting Matters section of the definitive revised proxy statement as follows:

“If you have already delivered a properly executed WHITE proxy, you do not have to do anything unless you want to change your vote or want to specify your preferences as to the Cray Group proposals 4, 5, 6, 7 and 8.  In the event you do not execute a new proxy, you will be disenfranchised as to the Cray Group proposals 4, 5, 6, 7 and 8 to the extent that we will not have specific instructions concerning your preferences and so the persons indicated as proxies on the WHITE proxy card will, using the proxy you have already submitted, exercise their discretion and vote AGAINST each of the Cray Group proposals 4, 5, 6, 7 and 8.”

Opposing Solicitation, page 3

3. Refer to the penultimate paragraph on page 4. Please tell us supplementally whether you are referring to the Cray Group’s failure to comply with Rule 14a-8. If so, and if the Cray Group did not attempt to have its proposals included in your proxy statement, delete the disclosure here and throughout the proxy statement that states the Cray Group failed to comply with our “notice requirements.”

RESPONSE:  We were referring to the Cray Group’s failure to comply with Rule 14a-8.  The Cray Group did not attempt to include their proposals in the Company’s Proxy Statement.  We have revised the proxy statement to delete all references to “notice requirements,” which for the avoidance of doubt previously appeared under “Opposing Solicitation” on page 4 and under “The Cray Group’s Proposals” on page 8.

4. On a related note, please clarify here or in an appropriate location in your proxy statement what steps the Cray Group must take to “properly raise” its proposals at the reconvened meeting.

RESPONSE:  We have revised the proxy statement to state that:

“Kansas law governs how a shareholder may properly raise an item at the Company’s annual meeting of stockholders.  At the reconvened annual meeting, stockholders may raise items (i) regarding a matter that can be acted upon by stockholders at the meeting, (ii) at an appropriate time during the meeting as provided by the meeting agenda and (iii) once the proponent is recognized by the Chairman of the meeting pursuant to the meeting rules published at the meeting.”

Cray Group Proposal 4, page 8

5. Each statement or assertion of opinion or belief must be clearly characterized as such,

and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for your disclosure in each sentence in the first bullet point on page 8.

RESPONSE:  The above referenced disclosure is identified as a belief.  The basis for the first and third sentence of the above referenced disclosure is supplementally provided as follows:

We, together with the Company’s proxy solicitor, have conducted research of all proxy proposals submitted in the last five years as Rule 14a-8 proposals and proposals in contested solicitations.  This research has included the use of electronic databases that track shareholder proposals (including www.sharkrerepellent.net).  We have found no proposals that were the same as the Cray Group proposal 4 for confidential voting.  The confidential voting proposals that we found had a carve-out for contested solicitations.  The Cray Group proposal for confidential voting does not have such a carve-out.

The basis for the second sentence of the disclosure referred to above is supplementally provided as follows:

The Company is committed to stockholder independence.  The Company’s Shareholder Independence Policy (adopted June 11, 2013) specifically prohibits retaliation against an employee-shareholder based on the manner in which the employee-shareholder exercises any shareholder rights.  It is the policy of the Company not to interfere with an employee-shareholder’s exercise of voting rights.  In addition, most of the Company’s stockholders can vote confidentially because they beneficially hold their shares through a broker, bank or other nominee or may reregister their shares in the name of a broker, bank or other nominee.  The Company’s stockholders do not face the retaliation problem the Cray Group is proposing to solve.

Furthermore, the proposal is self-serving because it inequitably favors the Cray Group.  The proposal would restrict the ability of the Company to solicit votes by limiting the Company from knowing which stockholders have already voted. The Cray Group generally would face no such restrictions. In materials filed under Form DFAN14A by the Cray Group on July 18, 2013 (see page 6 of the Appendix to such filing), the Cray Group effectively concedes that the Company would face informational limitations during the period of proxy solicitations in a contested solicitation by arguing the effect would be mitigated “since the independent inspector of elections is authorized to provide information to the Company as to which stockholders have not voted and periodic status reports on the aggregate vote.”

6. Refer to the first full bullet point on page 9. Revise your disclosure to clarify how the proposal restricts your ability to solicit votes in light of the fact you’re the proposal addresses the vote, not the solicitation, and that the identity of your security holders is available to you at all times.

RESPONSE:  Please see our response to Comment 5 above.

Moreover, when the Company’s proxy solicitor gather proxies in advance of the annual meeting, the Company learns through its agent who voted.  To comply with the bylaw amendment proposed by the Cray Group, the directors and the officers would have to “unlearn” this information during tabulation at the annual meeting.  Such bylaw amendment for confidential voting as proposed by the Cray Group would restrict Company’s proxy solicitation efforts if compliance is to be achieved.

Furthermore, in Section 2.14(b) of the proposed Bylaw amendment in Exhibit 1 to the dissidents’ definitive proxy statement filed on July 10, 2013, the dissidents include “all proxies” as one of the items to be kept confidential from the Board of Directors, officers and employees of the Company, not just votes in person and tabulations.  We believe it logical that explicit restrictions on the Company’s knowledge of proxies would in turn directly restrict the Company’s ability to solicit proxies.

7. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for your disclosure that adoption of these proposals would allow the Cray Group “to take control of the Company without paying a control premium.”

RESPONSE:  For the supplemental support of the above referenced statement concerning the subject of the Cray Group’s potential control over the Board of Directors of the Company please refer to the Company’s response to Comment 1 above.

Concerning the question of payment of a control premium, the Cray Group currently possesses significant control over the Company, as reflected in their own statements.  The Cray Group states as much in the materials filed under Form DFAN14A by the Cray Group on July 18, 2013 on page 6 under the heading “Karen Seaberg is Taking Action to Protect All Stockholders…(stating “By definition, the Preferred Stockholders elect a majority of the Board and maintain certain approval rights over the sale of the Company…”)”.  Yet, the circumstances of this proxy solicitation validate the statement in our proxy materials.  The Cray Group is forced to run their candidates as an alternative slate to the Company’s nominees.  Seven of the nine board members, and thus the corporation, oppose the Cray Group.  The Cray Group laments the formation of a special committee that they cannot control, which contemplates strategic alternatives they openly speculate.

Concepts of a “control premium” implicate traditional notions of a “change in control”.  While it is true that the Cray Group is not conducting one of the transactions commonly associated with a “change in control,” they are conducting a public proxy solicitation to reassert control over the Board’s composition.  In our opinion, director turnover in a Board of Directors is a common component of many, if not most, of the traditional definitions of “change in control” for a public company.

Additional Definitive Soliciting Materials

8.                                      You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. We note your statements that (i) “MGP’s independent directors are working to serve the best interests of all MGP stockholders” (underline in original), (ii) that Mrs. Seaberg’s proposals “are bad for common stockholders and only serve her interests,” (iii) that Mrs. Seaberg is “trying to seize control of MGP for personal gain without fairly compensating common stockholders,” (iv) that de-staggering the board would put “the Board at Mrs. Seaberg’s whim each year, (v) that filling vacancies exclusively by stockholder vote “gives Mrs. Seaberg more chances to pack the Board,” and (vi) that filling vacancies exclusively by stockholder vote gives Mrs. Seaberg “a path to replace any directors disloyal to her.” Please provide us support for such statements or confirm that you will not make similar disclosures in any future soliciting material.

RESPONSE: In response to the statement in (i) above we seek clarification from the Staff because we expect the Board of Directors to always serve the best interest of all stockholders and thus fulfill their fiduciary duty.

In response to the statement in (ii), (iii), (iv) and (v) we ask that the Staff see our response to Comment 1 and 7 above.

9.                                      We note your repeated references to the insurgents’ solicitation as being made in fact by Mrs. Seaberg. Please refrain from doing so in future soliciting materials given that the solicitation in opposition of the company is being conducted by several persons.

RESPONSE:  We will refrain in future soliciting materials from referencing the Cray Group’s solicitation as being made personally by Mrs. Seaberg.  However, we would like to note that most of the public statements to date have been made by Mrs. Seaberg and not the other members of the Cray Group. Moreover, the Cray Group’s stockholder letter dated July 12, 2013 filed on Form DFAN14A (which was sent to stockholders with the Cray Group’s definitive proxy statement) is in the form of a letter from Ms. Seaberg.  We intend to refer to Ms. Seaberg as the leader of the Cray Group.

10.                               Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for your disclosure that (i) adoption of these proposals would allow the Cray Group “to take control of the Company without paying a control premium,” (ii) that filling vacancies on the board by the board is “more common” than doing so exclusively by stockholder vote, and (iii) that the confidential voting proposal us “highly Unusual, Unnecessary” and “unprecedented and unorthodox.”

RESPONSE:  In response to the statement in (i) above we supplementally provide the following support:

Please see our response to Comment 1 and Comment 7 that address the topics of control and control premiums.

In response to the statement in (ii) above we supplementally provide the following support:

Default rules under Kansas and Delaware corporation statutes provide that board vacancies are filled by the board rather than shareholders.  (See DGCL § 142 and K.S.A §17-6302(e)).  Moreover, the American Bar Association model bylaws include a provision requiring the majority of directors then sitting to fill any board vacancies.

In response to the statement in (iii) above we supplementally provide the following support:

Please see our response to Comments 5 and 6 that address our research into the uncommon nature of this confidentiality proposal and the limitations on the Company’s solicitation efforts such a bylaw amendment would pose.

11.                               You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. The first and third sentence under the caption “Mrs. Seaberg has no plan and is misleading stockholders” suggests that Mrs. Seaberg has offered a plan to assert “dominance over MGP at the expense of your interests and terminating management who dare to act independently of her” and that Mrs. Seaberg is misleading security holders in violation of federal laws. We also note that first sentence under the caption “Return your white card to support...” on page 5. Please provide us support for such statements or confirm that you will not make similar disclosures in any future soliciting material.

RESPONSE:  In response to your request for support of the above referenced language please see our response to Comment 1 and 7.

The company is responsible for the adequacy and accuracy of the disclosure in the filing.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing.  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/Timothy W. Newkirk,
Chief Executive Officer of MGP Ingredients, Inc.